May 22, 2026	Ryan A. Murr Partner T: +1 415.393.8373 M: +1 858.232.3049 rmurr@gibsondunn.com

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re: XOMA Royalty Holdings Corporation—Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, XOMA Royalty Holdings Corporation, a Nevada corporation (the “Company”), we are transmitting for filing the Company’s Registration Statement on Form S-4 (the “Registration Statement”).

The Registration Statement relates to the previously announced acquisition of XOMA Royalty Corporation by Ligand Pharmaceuticals Incorporated pursuant to the Agreement and Plan of Merger, dated April 27, 2026, by and among Ligand Pharmaceuticals Incorporated, certain of its affiliates, and XOMA Royalty Corporation, providing for merger consideration of $39.00 in cash and one non-transferable contingent value right per share of common stock.

Immediately prior to the closing of the acquisition, the Company intends to implement a holding company reorganization pursuant to which XOMA Royalty Corporation will become a wholly owned subsidiary of the Company and shares of XOMA Royalty Corporation common stock outstanding immediately prior to the holding company reorganization will be converted into shares of the Company’s common stock. We note that Nevada law permits a holding company reorganization without a separate shareholder vote, which would ordinarily remove the reorganization from being deemed an offer of securities under Rule 145. However, the Company is filing the Registration Statement to register the offer and sale of its common stock issuable in the holding company reorganization in light of the Staff’s interpretive guidance under C&DI Section 203.02, which addresses the application of Section 2(a)(3) of the Securities Act of 1933 and Rule 145 to holding company reorganizations that are integrated with an acquisition transaction.

Please do not hesitate to contact either myself or Branden Berns by phone at (415) 393-8373 or (415) 393-4631 or by email at rmurr@gibsondunn.com or bberns@gibsondunn.com with any questions or comments regarding the Registration Statement or this filing.

Sincerely,

Ryan A. Murr

cc: Branden Berns

Gibson, Dunn & Crutcher LLP

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